

May 22, 2015

Kimberly S. Lubel
Chief Executive Officer
CST Brands, Inc.
One Valero Way, Building D, Suite 200
San Antonio, TX 78249

>   **Re: CST Brands, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2014**
>   **Filed February 27, 2015**
>   **File No. 1-35743**

Dear Ms. Lubel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Results, page 48

1.   We note you revised the information presented for U.S. Retail this year by presenting Core store operating statistics and Core store same store information instead of Same Store Information. Please tell us your consideration of disclosing the changes made in the current year to your key metrics, and specifically clarifying the extent retail sites, i.e. NTIs, are included in more than one metric.

2.   Please tell us why you have chosen to no longer present NTI information for U.S. Retail and Canadian Retail for all periods presented, that is, the year ended December 31, 2013, in light of your discussion attributing some of your operating results to changes based on your NTI stores. We note your disclosure on page 38 of your Form 10-Q for the period ended March 31, 2015. Please explain why you do not believe the information is not comparable. We may have further comment.

Canadian Retail, page 52

3.   Please explain to us the changes made to the same store information presented for December 31, 2013 from the comparable information disclosed in your Form 10-K for the fiscal year ended December 31, 2013.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 73

4.   We note KPMG LLP indicated in their audit report they did not audit the financial statements of CrossAmerica Partners LP, a consolidated variable interest entity, which were audited by other auditors and that their opinion, insofar as it relates to the amounts included for CrossAmerica Partners LP, is based solely on the report of the other auditors. As noted in Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor shall be filed. Please amend your Form 10-K to include the audit report of the other auditors or advise us how you have complied with Rule 2-05 of Regulation S-X.

Note 3. Acquisitions, page 87

5.   Please tell us your consideration of disclosing supplemental pro forma information as though the acquisition date for all business combinations that occurred during the year had been as of the beginning of the comparable prior annual reporting period. Reference is made to ASC 805-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Kimberly S. Lubel
CST Brands, Inc.
May 22, 2015
Page 3

You may contact Jason Niethamer, Assistant Chief Accountant, at 202-551-3855, Donna Di Silvio, Staff Accountant, at 202-551-3202 or me at 202-551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

Cc: Tammy Floyd